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                                   FORM 6-K
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

For the month of September, 2004

                      ROGERS WIRELESS COMMUNICATIONS INC.



                -----------------------------------------------
                (Translation of registrant's name into English)


                      One Mount Pleasant Road, 16th Floor
                           Toronto, Ontario M4Y 2Y5

                -----------------------------------------------
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                Form 20-F [ ]                   Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                Yes [ ]                         No [X]

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


                                  Signatures


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ROGERS WIRELESS COMMUNICATIONS INC.
                                        ------------------------------------
                                                   (Registrant)

Date: September 7, 2004                 By: /s/ David Miller
                                            ------------------------------
                                            Name:  David Miller
                                            Title: Vice President, General
                                                   Counsel and Secretary



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


                                 Exhibit Index

Exhibit
Number         Description

  99.1         Press Release dated September 3, 2004

  99.2 Letter agreement dated September 3, 2004 between Rogers Communications Inc. and JVII General Partnership ("JVII") to facilitate a possible sale by JVII of 48.6 million shares of Class B Restricted Voting shares of Rogers Wireless Communications Inc.

                                                                  Exhibit 99.1

          Rogers Communications and AT&T Wireless Enter Agreement to Facilitate Possible Sale by AT&T Wireless of its Entire 34% Stake in
                                Rogers Wireless

TORONTO, September 3, 2004 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers Wireless Communications Inc. ("Rogers Wireless") announced today that RCI has entered into a letter agreement with AT&T Wireless Services, Inc. ("AWE") on behalf of JVII General Partnership ("JVII") to facilitate a possible sale by JVII of 48.6 million shares of Class B Restricted Voting shares of Rogers Wireless.

Under the terms of the letter agreement, RCI has agreed to assist JVII in offering to sell all, but not less than all, of its shares of Rogers Wireless. The sales would be made in Canada and the U.S. pursuant to exemptions from the prospectus and registration requirements of Canadian and U.S. securities laws (collectively, the "Proposed Transactions"). The letter agreement terminates if the Proposed Transactions are not completed on or prior to September 30, 2004. The decision to sell its shares of Rogers Wireless pursuant to the Proposed Transactions is in JVII's sole discretion. Accordingly, there can be no assurance that JVII's shares of Rogers Wireless will be sold in the Proposed Transactions.

Currently JVII owns an aggregate of 48.6 million Class A Multiple Voting shares and Class B Restricted Voting shares of Rogers Wireless. RCI owns approximately 55.5% of the equity of Rogers Wireless and the remaining 10.6% ownership is publicly owned and traded in Canada and the U.S. If a sale of JVII's Rogers Wireless shares is completed as contemplated by the letter agreement, the result would be that RCI's ownership of the outstanding Class A Multiple Voting shares of Rogers Wireless would increase from 69.4% today to 100%.

In connection only with the Proposed Transactions, RCI has waived its right of first negotiation under its existing shareholders agreement with Rogers Wireless and JVII dated August 16, 1999, as amended (the "Shareholders Agreement"). Prior to the completion of any Proposed Transactions, JVII is required to convert all of its Class A Multiple Voting shares of Rogers Wireless into Class B Restricted Voting shares of Rogers Wireless, and, in addition, no one person upon completion of the Proposed Transactions may have acquired more than 5% (10% for certain suppliers to Rogers Wireless) of the outstanding equity shares of Rogers Wireless.

Under the letter agreement, if JVII wishes to proceed with the Proposed Transactions at a sale price that is equal to or less than C$36.00 per share, net of commissions and expenses, RCI has the right to purchase all of the shares being offered for sale at the proposed final net sale price per share. In order to exercise that right, RCI must give notice to JVII no later than 24 hours from receipt of a sale notice from JVII. RCI has made no decision whether it would exercise its right to purchase JVII's 48.6 million shares of Rogers Wireless should such shares be offered to it by JVII in accordance with the terms of the letter agreement.

RCI and Rogers Wireless are continuing to consider various other corporate initiatives that either or both might pursue. These include but are not limited to reviewing current wireless industry developments and consolidation activities and the related possibility of offering to purchase, alone or with others, shares or assets of Microcell Telecommunications Inc.; and additional operational integration opportunities amongst the RCI operating companies. Neither RCI nor

Rogers Wireless has made any decision in respect of any such matters and there is no assurance that any such initiatives will be pursued.

Upon the closing of the Proposed Transactions, the Shareholders' Agreement will terminate, including certain governance and other rights of JVII thereunder, and JVII's four nominees on the board of Rogers Wireless will resign immediately thereafter.

A copy of the above referenced letter agreement will be filed by RCI in Canada on SEDAR and in the U.S. on EDGAR.

The shares of Rogers Wireless to be offered in the Proposed Transactions have not been and will not be registered under the U.S. Securities Act of 1933 and may not be sold in the U.S. absent registration or an applicable exemption from registration requirements. Neither RCI nor Rogers Wireless will receive any proceeds from the Proposed Transactions.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

About the Companies:

Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 55.5% owned by Rogers Communications Inc. and 34.0% owned by AT&T Wireless Services, Inc.

For Further Information:

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com

Eric Wright, 416.935.3550, eric.wright@rci.rogers.com

                                                                  Exhibit 99.2

                               Letter Agreement

                               [Conformed Copy]

                                                             September 3, 2004


CONFIDENTIAL

Mr. Robert Stokes
Senior Vice-President
AT&T Wireless Services, Inc.
16661 NE 72nd Way,
Redmond, Washington
U.S.A  98052

Dear Robert,

     Rogers Communications Inc. ("RCI") makes the following proposal to JVII General Partnership ("JVII") to assist it in offering to sell its shares of Rogers Wireless Communications Inc. ("RWCI"). This proposal is confidential and no public announcement with respect to it shall be made by RCI, RWCI, JVII or any of their respective affiliates, except as contemplated below. The proposal of RCI is made on the following terms and conditions:

Assistance in connection with Private Sales.

     (a) RCI will assist JVII, in accordance with the terms of this letter agreement, in making an offer to sell and selling all, but not less than all, of JVII's shares of RWCI through (i) sales to non-U.S. Persons (as defined in Rule 902 of Regulation S promulgated under the U.S. Securities Act of 1933 (the "Securities Act")) in transactions pursuant to exemptions (x) from Canadian securities laws under applicable control block distribution rules, and (y) from the registration requirements of Section 5 of the Securities Act in accordance with Rule 903 of Regulation S promulgated thereunder, and
          (ii) sales to U.S. Persons pursuant to exemptions (x) from Canadian securities laws under applicable control block distribution rules, and (y) from Section 5 of the Securities Act in accordance with
          Section 4(1) of the Securities Act. The transactions referred to in this paragraph 1(a) are collectively referred to herein as a "Private Sale". Any Private Sale shall be made by JVII in compliance with all applicable securities laws. For greater certainty, a Private Sale does not include any offer to sell or sale in respect of which JVII has exercised its rights under the existing registration rights agreement (the "Registration Rights Agreement") dated August 16, 1999 between RWCI and JVII.

     (b) RCI will use its reasonable commercial efforts to assist JVII in completing a Private Sale as provided herein.

     (c) JVII represents, warrants and agrees to and with RCI that in connection with any Private Sale:

          (i) JVII will not knowingly encourage, assist or facilitate any potential purchaser or purchasers in acting together as a "group" (as determined pursuant to Rule 13d - 5(b) of the United States Securities and Exchange Act of 1934) or otherwise acting in a coordinated fashion with respect to the purchase in the Private Sale of shares of RWCI, in any such case, representing more than 5% of the total equity shares of RWCI outstanding (a "5% Equity Interest");

          (ii) JVII will not sell to any potential purchaser if JVII has knowledge that the potential purchaser is part of or intends to form a "group" (as defined above) or to otherwise act in concert or in a coordinated fashion, whether before or after closing, with one or more other potential purchasers or with any other shareholder of RWCI with respect to their shares of RWCI and such potential purchaser, together with other potential purchasers or shareholders forming part of a "group" or acting in concert or in a co-ordinated fashion with such potential purchaser, would otherwise be purchasing in excess of a 5% Equity Interest in the Private Sale. For purposes only of this paragraph 1(c) (and, for greater certainty, not for purposes of paragraph 3 hereof) potential purchasers whose accounts are managed by a single financial institution or investment manager (and any of their affiliates) shall not constitute a "group" or otherwise be considered to act in concert or in a co-ordinated fashion by reason only of such common management; and

          (iii) JVII will ensure that its agents, representatives and financial advisors (its "Representatives") are aware of the provisions of this paragraph 1(c) and that they will advise JVII of any information relating to any of the circumstances referred to in clauses (i) and (ii) of this paragraph 1(c) of which they have knowledge including knowledge based on the inquiry contemplated in paragraph 3(a) (without any further duty of inquiry).

          For greater certainty, it is acknowledged and agreed that the provisions of this paragraph 1(c) shall not apply to the ownership or acquisition of any shares of RWCI by any person other than through a Private Sale.

     (d) In connection with any Private Sale to a U.S. Person, any broker effecting a transaction on behalf of JVII will obtain a letter signed by such U.S.

          Person substantially in the form attached hereto and the certificates (including any global certificate) evidencing the shares sold to such U.S. Person shall bear the following legend referring to restrictions on transferability under the Securities
          Act:

          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND MAY NOT BE OFFERED FOR SALE, SOLD, ASSIGNED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT (I) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE SECURITIES ACT, (II) PURSUANT TO RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), (III) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (IV) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT, IN EACH CASE, IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND SUBJECT TO THE RIGHT OF THE COMPANY AND THE TRANSFER AGENT (A) PRIOR TO THE REMOVAL OF THIS LEGEND IN CONNECTION WITH ANY SUCH OFFER, SALE, ASSIGNMENT, HYPOTHECATION OR OTHER TRANSFER PURSUANT TO CLAUSES (I) OR (II) TO REQUIRE THE DELIVERY OF A DECLARATION THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS AND (B) PRIOR TO REGISTRATION OF TRANSFER OF ANY SUCH OFFER, SALE, ASSIGNMENT, HYPOTHECATION OR OTHER TRANSFER PURSUANT TO CLAUSE (III), TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL AND SUCH CERTIFICATES AS THEY MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.

          In connection with a sale, assignment, hypothecation or other transfer pursuant to clause (I), (II) or (IV) of the foregoing legend, such legend shall be removed from the certificate representing the shares so transferred if the seller has complied with the conditions set forth in the foregoing legend.

     (e) In connection with a Private Sale, if and when requested by JVII, RWCI will permit due diligence by JVII and its financial advisors solely through a single due diligence meeting with senior management of RWCI (as determined by RWCI) attended by JVII and such advisors (and which may include their legal counsel) who shall, subject as hereafter provided, treat all information communicated as confidential ("Confidential Information") except as may be required by subpoena, court order or legal process or pursuant to a legally binding request by a governmental agency or authority. Such due diligence meeting shall be held in compliance with all applicable securities law disclosure requirements. For purposes of the foregoing, the term "Confidential Information" shall not include any information that (i) at the time of disclosure or thereafter is in the public domain or is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by JVII or its Representatives in breach of the foregoing covenant), (ii) was or becomes available to JVII or its Representatives from a source other than RCI or RWCI provided that such source, to the best of JVII's or its Representatives' knowledge, as the case may be, is not and was not bound by a confidentiality agreement with or by an obligation of confidence to RCI or RWCI or otherwise prohibited from communicating the information to JVII or its Representatives by a contractual, legal or fiduciary obligation, or (iii) has been independently acquired or developed by JVII or its Representatives without violating any of JVII's obligation under this letter agreement.

2. Deadline. It is important to RCI and RWCI that any Private Sale minimize disruption to the business of RWCI and public markets. Accordingly, subject to the terms of this letter agreement, any Private Sale effected pursuant to this agreement must be completed promptly and in any event on or prior to September 30, 2004.

3.   Waiver of Right of First Negotiation.

     (a) In connection with a Private Sale made in reliance on this letter agreement (but not in connection with any other sale of shares by JVII), RCI waives its Right of First Negotiation (as defined and set forth in section 7.1 of the existing shareholders agreement dated August 16, 1999, as amended, among RCI, RWCI and JVII (the "Shareholders Agreement")) other than the requirement that all Class A Multiple Voting shares of RWCI be converted into Class B Restricted Voting shares of RWCI prior to the completion of any Private Sale thereof and that no one Person (as defined in the Shareholders Agreement) following completion of the Private Sale acquires more than a 5% Equity Interest, except for Persons who are equipment, software or service providers to the RWCI Group (as defined in the Shareholders Agreement) who have an ongoing business relationship with the RWCI Group, which Persons may acquire up to 10% of the total equity shares outstanding. In complying with the foregoing restriction, JVII and its Representatives will at the initial contact with a potential purchaser in connection with a Private Sale or promptly thereafter (but in any event prior to the consummation of any sale to such purchaser) inquire orally whether such purchaser is then an owner of Class B Restricted Voting shares of RWCI, and if so, the number of Class B Restricted Voting shares owned. If the potential purchaser advises that it is an owner of a specific number of Class B Restricted Voting shares, JVII agrees that the shares that the potential purchaser advises are so owned will be counted as shares sold pursuant to the Private Sale in determining whether such potential purchaser immediately following completion of the Private Sale acquires more than a 5% Equity Interest (or 10% of the total equity outstanding in the case of Persons who are equipment, software or service providers to the RWCI Group) pursuant to the Private Sale. JVII and its Representatives may rely in good faith on the oral responses given by a potential purchaser to any such inquiry and shall have no obligation to make any further or other inquiries of any such potential purchaser (and, for greater certainty, shall not be required to take any action to update such information subsequent to the initial inquiry) or to obtain any written representations or warranties from the potential purchaser.

     (b) JVII agrees that it will not give notice to RCI under section 7.1(b) of the Shareholders Agreement while this letter agreement is effective. JVII and RCI acknowledge and agree that any Private Sale or sale made to RCI under paragraph 4(a) of this letter agreement shall be deemed to comply with the provisions of the Shareholders Agreement, including section 5.1 thereof.

4.   Purchase Right.

     (a) RCI shall have the right under this letter agreement to purchase all, but not less than all, of the shares being offered for sale pursuant to a Private Sale made in reliance on this letter agreement at the proposed final sale price per share to JVII, less Commissions and Expenses (as defined below) (the "JVII Net Sale Price") in the event that the JVII Net Sale Price is $36.00 (Cdn.) per share or less and JVII wishes to proceed with the Private Sale at such price. In the event that JVII wishes to proceed with a Private Sale that will result in a JVII Net Sale Price that is equal to or less than $36.00 (Cdn.) per share, JVII must give prompt written notice to RCI by (i) personal delivery directly into the hands of one of: Edward
          S. Rogers, O.C., Alan D. Horn or David P. Miller, or (ii) simultaneous e-mail transmission (sent to all of the following e-mail addresses: ted.rogers@rci.rogers.com, alan.horn@rci.rogers.com, david.miller@rci.rogers.com and jturner@torys.com) of the JVII Net Sale Price, and RCI shall have 24 hours from receipt of such notice to decide whether or not to purchase all, but not less than all, of the shares being offered for sale at the JVII Net Sale Price. For purposes of the foregoing, any personal delivery or e-mail transmission received by RCI on a day that is not a business day (a business day being a day that is not a weekend or a statutory holiday in Toronto), or that is received after 4:00 p.m. (Toronto time) on a business day, shall be deemed to have been received at 8:00 a.m. (Toronto time) on the next business day. (As a matter of courtesy a voice mail message shall be left for Alan Horn at 416-935-3555 in the event that e-mail notice is given under this paragraph, but the failure to leave such a message shall not invalidate any notice otherwise given in accordance with this paragraph.) JVII agrees that it will not give a notice to RCI under this paragraph 4(a) prior to September 10, 2004. To exercise its right to purchase under this paragraph 4(a), RCI must give written notice by simultaneous e-mail transmission sent to all of the following e-mail addresses prior to the expiry of the applicable deadline: robert.stokes@attws.com; marilyn.wasser@attws.com;

          yukio.morikubo@attws.com; and bmiller@tor.fasken.com. RCI's right to purchase under this paragraph may be assigned by it to any other person, other than RWCI or a subsidiary of RWCI. For purposes of the foregoing, "Commissions" shall mean the actual commissions or fees (calculated on a per share basis excluding any expense reimbursement or taxes) payable by JVII to a selling dealer retained by it in connection with a Private Sale and "Expenses" shall mean the amount of $0.03 (Cdn.) per share.

     (b) If timely notice is not received by JVII of RCI's decision to purchase the shares under the purchase right contained in paragraph 4(a), JVII shall be permitted thereafter to sell all, but not less than all, of its shares at a price per share that results in JVII receiving a per share price equal to at least the JVII Net Sale Price so notified to RCI as provided by this letter agreement.

     (c) If RCI exercises its purchase right under paragraph 4(a), the purchase price for the shares of RWCI shall be paid in cash and the purchase shall be completed by RCI on the date and at the place in the City of Toronto specified in writing by RCI to JVII at least five business days prior to the proposed date of closing, provided that the date of closing shall be no later than 30 calendar days following exercise by RCI of its purchase right. For the purpose of this paragraph 4(c), RCI includes any assignee of RCI's right to purchase under paragraph 4(a) hereof.

5. Termination. All rights of JVII or RCI under this letter agreement shall automatically terminate on September 30, 2004 if a Private Sale has not been completed on or before that date unless RCI has exercised its right to purchase under paragraph 4(a) hereof. The provisions of the waiver referred to in paragraph 3 hereof are one time agreements and, subject to paragraph 7 hereof, in the event that this letter agreement terminates, all rights of RCI, RWCI and JVII under the Shareholders Agreement and of JVII and RWCI under the Registration Rights Agreement shall thereafter continue in full force and effect in accordance with their respective terms, unaffected in any way by this letter agreement.

6. Costs and Expenses. All costs and expenses of or incidental to a Private Sale and of or incidental to all matters in connection with a Private Sale (whether or not a Private Sale is completed) shall be borne by JVII (and reimbursed to the relevant person) except that JVII shall not be liable for any costs and expenses of RCI or RWCI in excess of $250,000 (Cdn.) (including GST) in the aggregate.

7.   Termination of the Shareholders Agreement.

     (a) In the event that JVII in its sole discretion sells shares of RWCI pursuant to a Private Sale made in reliance on this letter agreement, or to RCI under paragraph 4(a) hereof, the Shareholders Agreement shall terminate and shall be deemed to be terminated in accordance with section

          12.1(e) of the Shareholders Agreement as at the date of the closing of such sale. For greater certainty, the Registration Rights Agreement shall continue in full force and effect in accordance with its terms following a Private Sale.


     (b) If the Shareholders Agreement terminates in accordance with this letter agreement, JVII shall cause its nominees to the board of directors of RWCI to resign immediately.

8. Confidentiality. The parties acknowledge and agree that, following acceptance of this proposal by JVII, public disclosure will need to be made with respect to this agreement, including the public filing of this letter agreement. The parties agree to consult with each other prior to making such initial disclosure and shall use their reasonable efforts to agree upon the language for any such disclosure.

9. General. This letter agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and there are no other understandings, agreements, commitments or representations of any nature or kind with respect to the subject matter hereof. This letter agreement will be governed by the laws of the Province of Ontario. Time is of the essence of this letter agreement. Except as otherwise expressly set out herein, all notices given by any person under this letter agreement shall be given in accordance with the provisions of section 12.3 of the Shareholders Agreement.

     If the foregoing proposal is acceptable to JVII, please sign a copy of this letter in the place below and return it to me on or before 6:00 p.m. (Toronto time) on Friday, September 3, 2004, whereupon (and subject to RWCI having executed the acceptance and agreement set forth below) it will become a binding agreement between us, and failing which this proposal shall be void and of no effect.

                                        Yours truly,

                                        [Signed] Rogers Communications Inc.




Accepted and Agreed to
this 3rd day of September, 2004.

[Signed] AT&T Wireless Services, Inc.,
on behalf of JVII General Partnership

By signing below, RWCI agrees to permit
due diligence in accordance with
paragraph 1(e) of the foregoing letter
agreement, confirms that a Private Sale
made in accordance with that letter
agreement (including a sale to RCI under paragraph 4(a) thereof) is deemed to comply with section 5.1 of the Shareholders Agreement and agrees that the Shareholders Agreement shall be terminated as provided in paragraph 7(a) thereof (all capitalized terms are used as defined for purposes of the foregoing letter agreement).

Accepted and Agreed
to this 3rd day of September, 2004.

[Signed] Rogers Wireless Communications
Inc.